UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Blue Martini Software, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

095698106

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095698106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) U.S. Venture Partners VI, L.P. (“USVP VI”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
905,393 shares, except that Presidio Management Group VI, L.L.C. (“PMG VI”), the general partner of USVP VI, may be deemed to have sole voting power with respect to such shares, and Irwin Federman (“Federman”), Jason E. Green (“Green”), Steven M. Krausz (“Krausz”), Stuart G. Phillips (“Phillips”), Jonathan D. Root  (“Root “) and Philip M. Young (“Young”), the managing members of PMG VI, may be deemed to have a shared voting power with respect to such shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
905,393 shares, except that PMG VI, the general partner of USVP VI, may be deemed to have sole dispositive power with respect to such shares, and Federman, Green, Krausz, Phillips, Root and Young, the managing members of PMG VI, may be deemed to have a shared dispositive power with respect to such shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 905,393

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 095698106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) USVP VI Affiliates Fund, L.P. (“Affiliates VI”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
41,559 shares, except that PMG VI, the general partner of Affiliates VI, may be deemed to have sole voting power with respect to such shares, and Federman, Green, Krausz, Phillips, Root and Young, the managing members of PMG VI, may be deemed to have shared voting power with respect to such shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
41,559 shares, except that PMG VI, the general partner of Affiliates VI, may be deemed to have sole dispositive power with respect to such shares, and Federman, Green, Krausz, Phillips, Root and Young, the managing members of PMG VI, may be deemed to have shared dispositive power with respect to such shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,559

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 095698106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) USVP VI Entrepreneur Partners, L.P. (“EP VI”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
26,716 shares, except that PMG VI, the general partner of EP VI, may be deemed to have sole voting power with respect to such shares, and Federman, Green, Krausz, Phillips, Root and Young, the managing members of PMG VI, may be deemed to have shared voting power with respect to such shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
26,716 shares, except that PMG VI, the general partner of EP VI, may be deemed to have sole dispositive power with respect to such shares, and Federman, Green, Krausz, Phillips, Root and Young, the managing members of PMG VI, may be deemed to have shared dispositive power with respect to such shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,716

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 095698106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 2180 Associates Fund VI, L.P. (“2180 VI”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
15,834 shares, except that PMG VI, the general partner of 2180 VI, may be deemed to have sole voting power with respect to such shares, and Federman, Green, Krausz, Phillips, Root and Young, the managing members of PMG VI, may be deemed to have shared voting power with respect to such shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
15,834 shares, except that PMG VI, the general partner of 2180 VI, may be deemed to have sole dispositive power with respect to such shares, and Federman, Green, Krausz, Phillips, Root and Young, the managing members of PMG VI, may be deemed to have shared dispositive power with respect to such shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,834

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 095698106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Presidio Management Group VI, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
989,502 shares, of which 905,393 are directly owned by USVP VI, 41,559 are directly owned by Affiliates VI, 26,716 are directly owned by EP VI and 15,834 are directly owned by 2180 VI.  PMG VI is the general partner of USVP VI, Affiliates VI, EP VI and 2180 VI and may be deemed to have sole voting power with respect to such shares, and Federman, Green, Krausz, Phillips, Root and Young, the managing members of PMG VI, may be deemed to have shared voting power with respect to such shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
989,502 shares, of which 905,393 are directly owned by USVP VI, 41,559 are directly owned by Affiliates VI, 26,716 are directly owned by EP VI and 15,834 are directly owned by 2180 VI.  PMG VI is the general partner of USVP VI, Affiliates VI, EP VI and 2180 VI and may be deemed to have sole dispositive power with respect to such shares, and Federman, Green, Krausz, Phillips, Root and Young, the managing members of PMG VI, may be deemed to have shared dispositive power with respect to such shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 989,502

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.5%

12.	Type of Reporting Person (See Instructions) 00

CUSIP No. 095698106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Irwin Federman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 40,465 shares.

6.

Shared Voting Power
989,502 shares, of which 905,393 are directly owned by USVP VI, 41,559 are directly owned by Affiliates VI, 26,716 are directly owned by EP VI and 15,834 are directly owned by 2180 VI.  Federman is a managing member of PMG VI, the general partner of USVP VI, Affiliates VI, EP VI and 2180 VI, and may be deemed to have shared voting power with respect to such shares.

	7.	Sole Dispositive Power 40,465 shares.

8.

Shared Dispositive Power
989,502 shares, of which 905,393 are directly owned by USVP VI, 41,559 are directly owned by Affiliates VI, 26,716 are directly owned by EP VI and 15,834 are directly owned by 2180 VI.  Federman is a managing member of PMG VI, the general partner of USVP VI, Affiliates VI, EP VI and 2180 VI, and may be deemed to have shared dispositive power with respect to such shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,029,967

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 095698106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jason E. Green

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,368 shares.

6.

Shared Voting Power
989,502 shares, of which 905,393 are directly owned by USVP VI, 41,559 are directly owned by Affiliates VI, 26,716 are directly owned by EP VI and 15,834 are directly owned by 2180 VI.  Green is a managing member of PMG VI, the general partner of USVP VI, Affiliates VI, EP VI and 2180 VI, and may be deemed to have shared voting power with respect to such shares.

	7.	Sole Dispositive Power 16,368 shares.

8.

Shared Dispositive Power
989,502 shares, of which 905,393 are directly owned by USVP VI, 41,559 are directly owned by Affiliates VI, 26,716 are directly owned by EP VI and 15,834 are directly owned by 2180 VI.  Green is a managing member of PMG VI, the general partner of USVP VI, Affiliates VI, EP VI and 2180 VI, and may be deemed to have shared dispositive power with respect to such shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,005,870

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 095698106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven M. Krausz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,881 shares.

6.

Shared Voting Power
989,502 shares, of which 905,393 are directly owned by USVP VI, 41,559 are directly owned by Affiliates VI, 26,716 are directly owned by EP VI and 15,834 are directly owned by 2180 VI.  Krausz is a managing member of PMG VI, the general partner of USVP VI, Affiliates VI, EP VI and 2180 VI, and may be deemed to have shared voting power with respect to such shares.

	7.	Sole Dispositive Power 7,881 shares.

8.

Shared Dispositive Power
989,502 shares, of which 905,393 are directly owned by USVP VI, 41,559 are directly owned by Affiliates VI, 26,716 are directly owned by EP VI and 15,834 are directly owned by 2180 VI.  Krausz is a managing member of PMG VI, the general partner of USVP VI, Affiliates VI, EP VI and 2180 VI, and may be deemed to have shared dispositive power with respect to such shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 997,383

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 095698106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stuart G. Phillips

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

6.

Shared Voting Power
989,502 shares, of which 905,393 are directly owned by USVP VI, 41,559 are directly owned by Affiliates VI, 26,716 are directly owned by EP VI and 15,834 are directly owned by 2180 VI.  Phillips is a managing member of PMG VI, the general partner of USVP VI, Affiliates VI, EP VI and 2180 VI, and may be deemed to have shared voting power with respect to such shares.

	7.	Sole Dispositive Power 0 shares.

8.

Shared Dispositive Power
989,502 shares, of which 905,393 are directly owned by USVP VI, 41,559 are directly owned by Affiliates VI, 26,716 are directly owned by EP VI and 15,834 are directly owned by 2180 VI.  Phillips is a managing member of PMG VI, the general partner of USVP VI, Affiliates VI, EP VI and 2180 VI, and may be deemed to have shared dispositive power with respect to such shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 989,502

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 095698106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jonathan D. Root

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 21,170 shares.

6.

Shared Voting Power
989,502 shares, of which 905,393 are directly owned by USVP VI, 41,559 are directly owned by Affiliates VI, 26,716 are directly owned by EP VI and 15,834 are directly owned by 2180 VI.  Root is a managing member of PMG VI, the general partner of USVP VI, Affiliates VI, EP VI and 2180 VI, and may be deemed to have shared voting power with respect to such shares.

	7.	Sole Dispositive Power 21,170 shares.

8.

Shared Dispositive Power
989,502 shares, of which 905,393 are directly owned by USVP VI, 41,559 are directly owned by Affiliates VI, 26,716 are directly owned by EP VI and 15,834 are directly owned by 2180 VI.  Root is a managing member of PMG VI, the general partner of USVP VI, Affiliates VI, EP VI and 2180 VI, and may be deemed to have shared dispositive power with respect to such shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,010,672

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 095698106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Philip M. Young

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 25,131 shares.

6.

Shared Voting Power
989,502 shares, of which 905,393 are directly owned by USVP VI, 41,559 are directly owned by Affiliates VI, 26,716 are directly owned by EP VI and 15,834 are directly owned by 2180 VI.  Young is a managing member of PMG VI, the general partner of USVP VI, Affiliates VI, EP VI and 2180 VI, and may be deemed to have shared voting power with respect to such shares.

	7.	Sole Dispositive Power 25,131 shares.

8.

Shared Dispositive Power
989,502 shares, of which 905,393 are directly owned by USVP VI, 41,559 are directly owned by Affiliates VI, 26,716 are directly owned by EP VI and 15,834 are directly owned by 2180 VI.  Young is a managing member of PMG VI, the general partner of USVP VI, Affiliates VI, EP VI and 2180 VI, and may be deemed to have shared dispositive power with respect to such shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,014,633

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.5%

12.	Type of Reporting Person (See Instructions) IN

                This statement amends the Statement on 13(G) filed by U.S. Venture Partners VI, L.P., USVP VI Affiliates Fund, L.P., USVP VI Entrepreneur Partners, L.P., 2180 Associates Fund VI, L.P., Presidio Management Group VI, L.L.C., Irwin Federman, Jason E. Green, Steven M. Krausz, Stuart G. Phillips, Jonathan D. Root and Philip M. Young. The foregoing entities and individuals are collectively referred to as the "Reporting Persons."

Item 1.
	(a)	Name of Issuer
	(b)	Address of Issuer's Principal Executive Offices

Item 2.
	(a)	Name of Person Filing
(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office for each of the Reporting Persons is:

U.S. Venture Partners
2735 Sand Hill Road
Menlo Park, CA  94025

	(c)	Citizenship
	(d)	Title of Class of Securities
	(e)	CUSIP Number

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2001:
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:       ☒  Yes

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2002

U.S. Venture Partners VI, L.P.	/s/ Michael Maher
By Presidio Management Group VI, L.L.C.	Signature
Its General Partner
Michael Maher
Chief Financial Officer/Attorney-In-Fact

USVP VI Affiliates Fund, L.P.	/s/ Michael Maher
By Presidio Management Group VI, L.L.C.	Signature
Its General Partner
Michael Maher
Chief Financial Officer/Attorney-In-Fact

USVP VI Entrepreneur Partners, L.P.	/s/ Michael Maher
By Presidio Management Group VI, L.L.C.	Signature
Its General Partner
Michael Maher
Chief Financial Officer/Attorney-In-Fact

2180 Associates Fund VI, L.P.	/s/ Michael Maher
By Presidio Management Group VI, L.L.C.	Signature
Its General Partner
Michael Maher
Chief Financial Officer/Attorney-In-Fact

By Presidio Management Group VI, L.L.C.	/s/ Michael Maher
A Delaware Limited Liability Company	Signature

Michael Maher
Chief Financial Officer/Attorney-In-Fact

Irwin Federman	/s/ Michael Maher
Michael Maher
Attorney-In-Fact

Jason E. Green	/s/ Michael Maher
Michael Maher
Attorney-In-Fact

Steven M. Krausz	/s/ Michael Maher
Michael Maher
Attorney-In-Fact

Stuart G. Phillips	/s/ Michael Maher
Michael Maher
Attorney-In-Fact

Jonathan D. Root	/s/ Michael Maher
Michael Maher
Attorney-In-Fact

Philip M. Young	/s/ Michael Maher
Michael Maher
Attorney-In-Fact

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Pages

Exhibit A: Agreement of Joint Filing	18

Exhibit B: Reference to Michael P. Maher as Attorney-In-Fact	19

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Blue Martini Software, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

EXHIBIT B

REFERENCE TO MICHAEL MAHER AS ATTORNEY-IN-FACT

Michael P. Maher has signed the enclosed documents as Attorney-In-Fact.  Note that copies of the applicable Power of Attorneys are already on file with the appropriate agencies.